UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Disc Medicine, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

254604 101

(CUSIP Number)

Dennis Ryan

FS Development Holdings, LLC
900 Larkspur Landing Circle, Suite 150

Larkspur, California 94939

(415) 877-4887

Copy to:

Joel L. Rubinstein

Bryan Luchs

Patti Marks

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS FS Development Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 16,923,285 shares of common stock, par value $0.0001 (the “Common Stock”), of Disc Medicine, Inc. (the “Issuer”) outstanding as of December 29, 2022, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 29, 2022 (the “8-K”).

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

CUSIP No. 254604 101
1	NAME OF REPORTING PERSONS James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 16,923,285 shares of the Common Stock of the Issuer outstanding as of December 29, 2022, as reported by the Issuer in the 8-K.

AMENDMENT NO. 2 TO SCHEDULE 13D

Explanatory Note:

This Amendment No. 2 (the “Amendment No.2”) amends and supplements the statement on Schedule 13D and Amendment No.1 to such Schedule 13D filed respectively on February 12, 2021 and August 12, 2022, (collectively, the “Schedule 13D”) with the U.S. Securities and Exchange Commission relating to the Common Stock of Disc Medicine, Inc. (formerly Gemini Therapeutics, Inc.) (the “Company”), by FS Development Holdings, LLC (“FSDH”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V LLC”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) and Dr. James Tananbaum (and together with FSDH, FCF V, FCM V LLC, FCOF V, and FCOM V LLC, the “Reporting Persons”). Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

On December 29, 2022, the Company completed its business combination with Disc Medicine Opco, Inc. (formerly Disc Medicine, Inc.) (“Disc”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022 (the “Merger Agreement”), by and among the Company, Disc and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Disc, with Disc continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). In addition, on December 29, 2022, the Company effected a 1-for-10 reverse stock split of its common stock and implemented a reduction in the number of authorized shares of common stock to 100,000,000. In connection with the Merger, the Company changed its name to “Disc Medicine, Inc.” Following the completion of the Merger, the business conducted by the Company became primarily the business conducted by Disc.

Under the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each share of Disc’s preferred stock was converted into a share of Disc’s common stock. At the closing of the Merger, the Company issued an aggregate of approximately 12,533,557 shares of its common stock to Disc stockholders, based on an exchange ratio of 0.1096 shares of the Company’s common stock for each share of Disc common stock outstanding immediately prior to the Merger, including those shares of common stock issued upon conversion of the Disc preferred stock (the “Share Issuance”), resulting in approximately 16,923,285 shares of the Company’s common stock being issued and outstanding immediately following the effective time of the Merger.

The shares of the Company’s Common Stock listed on The Nasdaq Global Market, previously trading through the close of business on Thursday, December 29, 2022 under the ticker symbol “GMTX,” commenced trading on The Nasdaq Global Market under the ticker symbol “IRON” on December 30, 2022. The Company’s Common Stock is represented by a new CUSIP number, 254604 101. The principal executive offices of the Issuer are located at 321 Arsenal Street, Suite 101, Watertown, Massachusetts 02472.

This Amendment No.2 is being filed to report that on December 29, 2022, as a result of the completion of the foregoing Merger and Share Issuance, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 1. SECURITY AND ISSUER

The information set forth in the Explanatory Note is hereby incorporated by reference into this Item 1, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following Reporting Persons:

(1)	FSDH is a Delaware limited liability company with a principal place of business located at 600 Montgomery Street, Suite 4500, San Francisco, California 94111. The principal business of FSDH is investing in securities.

(2)	FCM V LLC and FCOM V LLC are general partners, respectively, of FCF V and FCOF V, the sole shareholders of FSDH.

(3)	Dr. James Tananbaum is the managing member of each of FCM V LLC and FCOM V LLC. Dr. Tananbaum has been a director of the Company until December 29, 2022.

During the last five years, none of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 16,923,285 shares of Common Stock outstanding on December 29, 2022, as reported in the Issuer’s 8-K.

(a) – (b)

	1.	As of the date hereof, FSDH beneficially owned directly 487,025 shares of Common Stock, representing 2.88% of the Issuer’s Common Stock.

(c)		None of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock.

(e)	As a result of the completion of the Merger and the Share Issuance described herein, on December 29, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

FS DEVELOPMENT HOLDINGS, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Chief Executive Officer

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ James B. Tananbaum
Name:	James B. Tananbaum
Title:	Managing Member

/s/ James B. Tananbaum
Name:	James B. Tananbaum